

September 15, 2020

Sal Gilbertie
Chief Executive Officer
Teucrium Commodity Trust
c/o Teucrium Trading, LLC
Three Main Street
Suite 215
Burlington, VT 05401

      Re: Teucrium Commodity Trust
          Registration Statement on Form S-1
          Filed September 2, 2020
          File No. 333-248545

Dear Mr. Gilbertie:

We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed on September 2, 2020

Operation of the Fund, page 1

1.   We note your disclosure that the investment objective of the Fund "may be changed at any time at the sole discretion of the Sponsor." Please revise your disclosure to provide more detail and describe:
- any current plans to change the Fund's investment objective;
- whether any such change would fall outside of compliance with the Fund's listing standard;
- the provision(s) of your governing document(s) that describe this authority;
- the reason(s) and circumstances(s) pursuant to which the Sponsor would exercise this authority;
- how shareholders would be notified of any changes to the investment objective;
- the notice period shareholders would receive before the investment objective is

changed;
- whether investors will have the ability to modify their holdings as a result of such a change; and
- any other relevant information regarding this authority.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-3758 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance